Exhibit 99.1

The9 Owns 950,000,000 9BIT with Market Price of US$0.02 Each as of February 24, 2026, Surges Sevenfold Since Listing

Hong Kong – February 24, 2026 – The9 Limited (Nasdaq: NCTY) today announced it has received 950,000,000 9BIT tokens in relation to its gaming platform the9bit. 9BIT tokens are listed on KuCoin, MEXC and BingX, three of the largest global crypto exchanges. As of February 24, 2026, the market price of one 9BIT token was US$0.02, representing an approximate sevenfold increase since its listing. The 24-hour trading volume of 9BIT was US$6 million according to CoinMarketCap.com. According to the whitepaper, 9BIT tokens are expected to be listed on more global crypto exchanges.

9BIT Foundation, a private foundation established in Panama, is a third-party issuer of 9BIT token. According to the 9BIT whitepaper, The9 Limited will be distributed 1,900,000,000 $9BIT tokens for its contribution to 9BIT ecosystem. The remaining 950,000,000 9BIT tokens are expected to deliver to The9 Limited in the coming 2 months.

The proprietary the9bit gaming platform has surpassed 7 million users since its August 2025 launch. As of February 24, 2026, more than 38,000 users have received more than 32.8 million 9BIT tokens based on their contributions to the9bit gaming platform. They can buy and sell 9BIT tokens on the global crypto exchanges where 9BIT tokens are listed.

the9bit blends traditional gameplay with Web3 incentives by:

•	Earn: Receive mining rewards for daily gameplay and community engagement.
•	Govern: Participate in key ecosystem decisions through voting.
•	Redeem: Unlock exclusive in-platform content and premium services.

the9bit is also accelerating the development of AIGD (AI Game Development) — a creation layer on the9bit.com where creators can turn ideas and assets into playable games using AI-assisted tools. This unlocks a new "creator-to-player" reward loop. Creators can publish games with fewer barriers, while players earn points by engaging with these titles. These points are eligible for conversion into 9BIT tokens based on platform mechanics. As creators' games gain traction, they earn rewards, creating a self-sustaining economy where content growth directly benefits the community. This marks the project’s commitment to building a true gamer-to-gamer economy: a platform built by gamers, for gamers.

About the9bit

the9bit is a gaming platform blending traditional play with Web3 rewards, offering game purchases, mobile top-ups, casual games, and community features. It turns daily gaming activities into valuable rewards with a focus on accessibility for mobile users and creators. Visit the9bit.com for more information.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation, Bitcoin mining business and AI-driven drug discovery investment.

Investor Relations Contact

Ms. Jojo Su
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com